Exhibit 99.1

Caledonia Mining Corporation Plc

Blanket Mine Underground Measured and Indicated Mineral Resources Estimate Increases by 22% to 2.18 Million Ounces and Declaration of a Surface Mineral Resource Estimate

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, August 28, 2026 -  Following the announcements of encouraging underground drilling results at Blanket Mine in Zimbabwe ("Blanket") on June 23, 2025 and April 7, 2026, and surface exploration on July 23, 2026, Caledonia Mining Corporation Plc ("Caledonia" or "the Company") is pleased to announce a 22% increase to the underground measured and indicated mineral resource estimates (“M&I Resources”) at Blanket to 2.178 million ounces of gold, contained in 17.7 million tonnes at a grade of 3.83 g/t.

Mineral resource estimates are presented under Canada's National Instrument 43-101 ("NI 43-101"), which is done on a 100% project basis.  The Company intends to file an NI 43-101 technical report in respect of an increase in Blanket's mineral resource estimates with SEDAR+ within 45 days which will include a restated Life of Mine Plan resulting in a new mineral reserve estimate.

Highlights

•	Increase in the underground M&I Resources at Blanket of 22% to 2.178 million ounces (December 31, 2023: 1.789 million ounces) of gold, reflecting the success of its underground drilling and development programmes.
•	Measured mineral resources increased by 48%, demonstrating successful conversion of mineral resources into higher-confidence categories.
•	Indicated mineral resources declared for surface oxide and transitional material of 22 thousand ounces of gold contained in 1,024 kt of ore at a grade of 0.69 g/t with further indicated mineral resources of 8 thousand ounces of gold contained in 228 kt of sulphide material at a grade of 1.07g/t.
•	These mineral resource estimates provide increased confidence in Blanket's long-term production profile and form the basis for a revised Life of Mine Plan and a future mineral reserve update.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

Commenting on the  mineral resource estimates at Blanket, Mark Learmonth, Chief Executive Officer, said:

“Following the commissioning of the Central Shaft in 2021, Caledonia has used the increased operating capacity to re-start underground exploration, investing $3.733 million in deep drilling at Blanket over the last 6 years enabling the addition of 1.279 million ounces of measured and indicated ounces of gold (before depletion) – a discovery cost of $2.92 per ounce.

“This most recent mineral resource estimate at Blanket re-confirms that Blanket’s mineralisation continues at depth with generally improving grades and widths and creates the potential to extend Blanket’s mine-life by deepening its operations. A technical study to evaluate the optimal approach to further deepen Blanket’s operations below the current depth of 1,100 meters below surface is well-advanced and is expected to be published towards the end of 2026.

“The newly discovered oxide ore-body at surface opens up the possibility of near-term incremental gold production from oxides. Metallurgical test work on the amenability of the oxide material to heap-leach processing demonstrates recoveries of up to 67%. Work will commence shortly on preparing a trial heap-leach pad and mining a 10,000 tonne sample. Application has been made for the necessary environmental approvals for an oxide mining and processing operation. Subject to the success of the evaluations and receipt of the necessary environmental approvals, oxide mining and processing may commence in the first half of 2027 with a target mining rate of 40,000 tonnes of ore per month.

“The discovery of the small sulphide resource below the new oxide resource was unexpected and requires further evaluation but could give rise to incremental gold production from sulphide material in the shallower portion of Blanket’s underground operations – thereby increasing mine flexibility and reducing the pressure on the higher-volume production areas at depth. We will now assess the amenability of this material to processing through Blanket’s existing metallurgical plant. If this is successful, the shallower expressions of the sulphide resource may be accessed by open-pit operations after the oxide overlay has been removed. Further exploration is planned during 2027 to identify whether the sulphide mineralisation extends deeper. If this exploration identifies a commercially viable resource, it may be accessed by extending the existing underground infrastructure on 7 Level (210 meters below surface) at the Sheet orebody which is approximately 200 meters from the new mineralised zone.

“Together, these developments demonstrate the untapped potential that remains within the Blanket mining area, and I look forward to providing further updates as these workstreams progress."

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Harkell	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor – Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Underground

Caledonia has updated the Blanket underground mineral resource estimate published on May 15, 2024 (effective date of December 31, 2023) with data derived from the underground development sampling, run of mine drilling and the long hole exploration drilling programme to an effective date of June 30, 2026.

As per the announced drilling result information, the long hole exploration programme has proved particularly successful, together with underground development, in upgrading the mineral resource classification from inferred, through to indicated and ultimately into the measured mineral resource category.

The measured and indicated underground mineral resources at Blanket have increased by 22%, driven by a 16% increase in tonnes and a 5% increase in grade, to 2.178 million ounces of gold (December 31, 2023 M&I Resources = 1.789 million ounces).

The inferred underground mineral resources at Blanket have reduced by 30%, driven by a 21% decrease in tonnes and a 10% decrease in grade, to 0.748 million ounces of gold (December 31, 2023 inferred mineral resource = 1.061 million ounces). The reduction in inferred mineral resources largely reflects successful resource conversion into higher-confidence M&I Resource categories rather than depletion alone, demonstrating the effectiveness of Blanket’s drilling programme in improving geological confidence across the deposit.

The decrease in the inferred mineral resources is due to the long hole drilling programme having focussed on the southern portion of the underground Blanket mineralised zones with recent drilling having been done from 30 (990 meters below surface) and 34 (1,110 meters below surface) levels to 34 level and beyond. Long hole drilling in the northern section of Blanket, incorporating Eroica and Lima, extends to between 30 and 34 level with limited information below 34 level. The long hole drilling programme will move to these areas as scheduled over the next two years.

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The following table shows a comparison of the new measured, indicated and inferred mineral resource estimates with the previous mineral resource estimates in accordance with NI 43-101.

	December 31, 2023			June 30, 2026			Variance (%)
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	6 187	3.72	737	8 352	4.06	1 090	36	9	48
Indicated Total	9 112	3.59	1 052	9 321	3.63	1 088	2	1	3
M&I Total	15 299	3.64	1 789	17 674	3.83	2 178	16	5	22
Inferred Total	8 821	3.74	1 061	6 940	3.35	748	-21	-10	-30

Notes:

1.	Cut-off applied 1.5 g/t.
2.	2.5% geological loss applied for measured, 5% for indicated and 10% inferred.
3.	Commodity price of $3,000/oz for RPOEE.
4.	Mineral resources are reported as 100% attributable to Caledonia.
5.	All orebodies are depleted for mining.
6.	Mineral resources are stated inclusive of mineral reserves.
7.	Mineral resources are reported in-situ.
8.	Mineral resources are not mineral reserves and have no demonstrated economic viability.
9.	Totals may not add due to rounding.

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Surface

Following a period of successful surface trenching and reverse circulation drilling at Blanket, detailed in the announcement of July 23, 2026, a maiden surface mineral resource estimate is announced for Blanket. The exploration programme was designed primarily for the identification of shallow, near surface oxide and transitional material that may have the potential for low-cost heap leach processing.

The newly estimated surface mineral resource estimate highlights the potential for future near-surface mining opportunities and supports ongoing evaluation of lower-cost processing methods, including heap leach applications. No comparison is provided as this is the first surface mineral resource estimate reported for Blanket.

The following table provides the indicated and inferred mineral resource estimate for the oxide, transitional and sulphide mineralisation at Blanket in accordance with NI 43-101.

	June 30, 2026
Mineral Resource Classification	Zone	Cut-Off Grade (g/t)	Tonnes	Au	Ounces
			kt	g/t	koz
Indicated	Oxide	0.3	180	0.91	5
	Transitional	0.3	844	0.64	17
	Sulphide	0.6	228	1.07	8
Total - Indicated			1 251	0.76	30
Inferred	Oxide	0.3	139	0.82	4
	Transitional	0.3	173	0.78	4
	Sulphide	0.6	179	1.06	6
Total - Inferred			492	0.89	14

Notes:

1.	Oxide and transitional cut-off grade applied 0.30 g/t.
2.	Sulphide cut-off grade applied 0.60 g/t.
3.	No geological loss applied.
4.	Commodity price of $3,000/oz for RPOEE.
5.	Mineral resources are reported as 100% attributable to Caledonia.
6.	Mineral resources are reported in-situ.
7.	Mineral resources are not mineral reserves and have no demonstrated economic viability.
8.	Totals may not add due to rounding.

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Qualified Person and Data Verification

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed, approved and verified the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K under the U.S. Securities Act of 1933, as amended (“S-K 1300”).

The Qualified Person has verified the results disclosed in this news release through a review of the applicable assay certificates, sampling records and quality assurance and quality control data. Historical exploration results have been reviewed against historical records available to the Company. The Qualified Person has not independently verified all historical sampling and drilling procedures or all underlying historical assay data, but considers the historical information sufficiently reliable for the limited purpose of guiding the Company's current exploration activities.

Cautionary Note to United States Investors

The technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs from the requirements adopted by the United States Securities and Exchange Commission (the “SEC”) under S-K 1300. Accordingly, the estimates of mineral resources and other technical and scientific information contained herein may differ from the information that would be presented in accordance with S-K 1300. Pursuant to S-K 1300, an estimate of mineral resources or mineral reserves on a material mineral property may not be disclosed in certain filings with the SEC, except pursuant to a technical report summary prepared in accordance with S-K 1300. The Company intends to file a technical report summary with the SEC, which will contain an updated estimate of mineral resources and mineral reserves for Blanket, in accordance with S-K 1300.

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Glossary

Term	Definition
Au	Chemical symbol for gold. Used in reporting gold grades and resource estimates.
Blanket Mine	An underground gold mining operation located in Zimbabwe and 64% owned by Caledonia Mining Corporation Plc.
Cut-off Grade	The minimum grade at which material is considered economically viable for extraction. Material below the cut-off grade is excluded from the resource estimate.
Depletion	The reduction of mineral resources due to mining extraction. Resource estimates are adjusted to account for material already mined.
Exploration Drilling	Drilling conducted to identify, define, or expand mineralized zones and improve confidence in resource estimates.
g/t (grams per tonne)	The concentration of gold expressed as grams of gold per metric tonne of rock.
Heap Leach Processing	A low-cost metallurgical process whereby gold is recovered by irrigating crushed ore with a leaching solution. Typically suitable for oxide ores.
Inferred Mineral Resource	A mineral resource estimate based on limited geological evidence and sampling. It has the lowest level of confidence among the resource classifications.
Indicated Mineral Resource	A mineral resource estimate with sufficient geological evidence to support mine planning and evaluation. Confidence is higher than inferred but lower than measured.
kt (kilo tonnes)	Unit of mass equal to 1,000 metric tonnes. Commonly used in resource reporting.
Life of Mine Plan	A long-term mining schedule and economic plan that outlines how the mineral deposit will be extracted over the life of the operation.
Long Hole Drilling	Underground drilling technique used to explore deeper extensions of mineralized zones and convert inferred resources to higher-confidence categories.
Maiden Mineral Resource Estimate	The first publicly reported mineral resource estimate for a deposit or area. The surface resource reported for Blanket is described as a maiden estimate.
Measured Mineral Resource	The highest-confidence mineral resource category, supported by detailed geological evidence and sampling. Suitable for detailed mine planning.
Measured and Indicated (M&I) Resources	The combined total of measured and indicated mineral resources. Often used as an indicator of resources suitable for conversion to reserves.
Mineral Reserve	The economically mineable part of a measured or indicated mineral resource demonstrated through technical and economic studies.
Mineral Resource	A concentration of mineralization with reasonable prospects for eventual economic extraction. Resources are classified as measured, indicated, or inferred according to confidence levels.
NI 43-101	National Instrument 43-101, the Canadian standard governing disclosure of mineral projects and mineral resource estimates.

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Oxide Material	Near-surface weathered rock in which sulphide minerals have been oxidized. Often easier and less costly to process.
Ounce (oz)	A unit of weight used for precious metals. One troy ounce equals approximately 31.1035 grams.
koz	Thousand ounces of gold. Commonly used in resource reporting.
Reasonable Prospects of Eventual Economic Extraction (RPOEE)	A requirement under NI 43-101 demonstrating that reported mineral resources have a reasonable expectation of being economically mined.
Reverse Circulation (RC) Drilling	A drilling method that produces rock chip samples and is commonly used in surface resource definition programmes.
ROM Drilling (Run-of-Mine Drilling)	Drilling conducted in active mining areas to improve orebody understanding and support short-term mine planning.
SEDAR+	Canada's electronic filing system for securities and technical disclosure documents. NI 43-101 technical reports are submitted through SEDAR+.
Sulphide Mineralization	Mineralization hosted in sulphide-bearing rock. Generally requires more complex processing than oxide material.
Surface Mineral Resource	A mineral resource located near surface and potentially suitable for open-pit mining or heap leach extraction.
Tonnes (t)	Metric tonnes of rock containing mineralization. Resource estimates are reported in tonnes along with grade and contained metal.
Transitional Material	Material between oxide and fresh sulphide zones, displaying characteristics of both weathered and unweathered rock.
Trenching	A surface exploration method involving excavation of shallow trenches to expose and sample bedrock mineralization.
Variance (%)	The percentage difference between two resource estimates, used to quantify increases or decreases in tonnes, grade, or ounces.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Regarding Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category or converted into a Mineral Reserve.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include, but are not limited to: the potential extension of Blanket's mine life through the deepening of operations, the potential commencement of oxide mining and processing operations in the first half of 2027, the attainment of targeted mining rates and the receipt of required environmental approvals, the opportunity for low-cost heap leaching operations of the near surface oxide material, with potential for a sulphide extension below any potential oxide open pit, the presence of a new orebody that has not previously been exploited by the underground mine, the expected publication of technical reports, the amenability of the oxide mineralisation to conventional heap leach processing, potentially offering a lower-cost route to extracting gold compared to underground mining, test work showing an acceptable recovery, the successful commencement of a trial heap leach operation, and the potential to develop a low-cost processing route for near-surface mineralisation providing an attractive opportunity to complement Blanket's existing underground operations and unlock additional value. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programmes, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

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Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest Annual Report on Form 20-F under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

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